Exhibit 1
To whom it may concern
July 10, 2007
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Senior Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notice Regarding Status of Stock Repurchases
     NIS GROUP CO., LTD. (the “Company”) hereby announces the status of stock repurchases, as described below, made pursuant to a resolution passed by the Company’s board of directors at a meeting held on June 23, 2007.
Status of Repurchases

(1) Period of repurchases :	June 25, 2007 ~ June 30, 2007

(2) Number of shares repurchased:	4,000,000 shares

(3) Amount of repurchases:	200,078,400 yen

(4) Method of repurchases:	Ordinary market purchases through the Tokyo Stock Exchange
     [For reference] Outline of the resolution relating to stock repurchases passed by the Company’s board of directors at a meeting held on June 23, 2007

(1) Class of shares to be repurchased :	Common stock

(2) Total number of shares to be repurchased:	Up to 60,000,000 shares (Ratio to the number of shares outstanding: 2.1%)

(3) Aggregate amount of repurchases:	Up to 3 billion yen

(4) Period for repurchases:	1 year from June 25, 2007

Note:	The total number of shares to be repurchased will be adjusted downward to up to 3,000,000 shares on and after August 31, 2007, in accordance with a 1-for-20 reverse stock split approved at the 48th Ordinary General Meeting of Shareholders held on June 23, 2007.